Simpson Thacher & Bartlett llp
American Lawyers
ICBC Tower, 35th Floor
3 Garden Road
Hong Kong
(852) 2514-7600

Facsimile: (852) 2869-7694

Direct Dial Number	E-Mail Address
+852 2514 7650	clin@stblaw.com
November 5, 2010
VIA EDGAR
Mr. John Harrington, Staff Attorney
Ms. Celeste M. Murphy, Legal Branch Chief
Mr. Larry Spirgel, Assistant Director
Ms. Claire Delebar, Staff Accountant
Mr. Terry French, Accountant Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Focus Media Holding Ltd. Form 20-F for the year ended December 31, 2009 Filed June 29, 2010, amended July 16, 2010 and September 7, 2010 File No. 000-51387
Dear Mr. Harrington, Ms. Murphy, Mr. Spirgel, Ms. Delebar and Mr. French:
On behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Focus Media”), we are submitting an amended version of the Company’s annual report on Form 20-F referenced above in response to the comment letter, dated September 22, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have arranged for hand delivery of five hard copies of the Revised 20-F/A along with copies of this Letter and the accompanying Annexes described herein.
* * *
Leiming Chen    Philip M.J. Culhane    Chris Lin    Sinead O’Shea    Jin Hyuk Park    Youngjin Sohn    Kathryn King Sudol
Resident Partners
Admitted in New York
New York    Beijing    Los Angeles    London    Palo Alto    São Paulo    Tokyo    Washington, D.C.
simpson thacher & bartlett llp is a registered limited liability partnership established under the laws of the state of new york. the personal liability of our partners is limited to the extent provided in such laws.
additional information is available upon request or at www.simpsonthacher.com

Simpson Thacher & Bartlett llp
Form 20-F for the year ended December 31. 2009
General
1.	Please include your Commission file number on the cover page. Also ensure that you include accurate information for your contact person. We note that Mr. Alex Deyi Yang has not been your acting chief financial officer since January, 2010.

The Company has inserted its Commission file number on the cover page as requested and updated the contact information to refer to the Company’s current chief financial officer.
Risk Factors, page 8
Risks Relating to Regulation of Our Business and to Our Structure, page 21
2.	We note that you added new risk factors and revised disclosure under existing risk factors in the Form 20-F/A filed on September 7, 2010. Much of this new disclosure relates to failure to comply with PRC laws and regulations limiting your ability to pay dividends, safeguard your “ownership” structure and operate your business. In a separate and prominent risk factor section at the front of the risk factors, address these failures with specificity of the circumstances, including remedial measures, and assessment and quantification of actual and potential consequences as detailed below. For example, we note:
•	Your failure to comply with equity pledge registration requirements disclosed on page 3;

•	the failure by you, Jason Nanchun Jiang, your WFOE operating subsidiaries and your employees to comply with SAFE registration and disclosure requirements disclosed on pages 8 and 9;

•	and the violations of SAIC registration requirements by your PRC operating subsidiaries and affiliates disclosed on page 9.
A new section, titled “Risks Relating to Compliance with PRC Law”, has been added at the beginning of the Risk Factors. The new section consists of new risk factors addressing the Staff’s comment as well as certain of the revised risk factors relating to corporate structure and to the PRC.

3.	We note that Jason Nanchun Jiang, your founder, chairman and CEO, owns 19.3% of your company’s outstanding shares and is the controlling 85% holder of Focus Media Advertising, your main PRC operating affiliate. Include in your new risk factor section, a risk detailing his contractual and fiduciary obligations to you under applicable law, as referenced in your risk factor on page 31, any

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breach of those obligations, including but not limited to the numerous regulatory violations referenced herein, damages you may have assessed and your remedies and steps taken toward making your company whole.

In response to the Staff’s comment, the Company has added a risk factor detailing Mr. Jiang’s contractual and fiduciary obligations on disclosure on page 7 of the Revised 20-F/A.

The Company respectfully advises the Staff, as disclosed in various places in the risk factors, many of the regulatory issues the Company faces result from uncertainty and the lack of clarity in PRC laws and regulations as well as a lack of implementing rules that enable companies to comply with all current laws and regulations. Accordingly, many of the risks detailed in the Revised 20-F/A are the result of uncertainties in the law, including uncertainties as to whether certain actions, omissions or circumstances constitute a breach or violation of the law. The Company believes it has, nevertheless, disclosed the relevant attendant risks relating to these uncertainties. Although neither the Company nor Mr. Jiang has been subject to any fines, sanctions or penalties as a result of any non-compliance, the Company has disclosed the possibility of such consequences in detail. In addition, the approach taken by the Company and Mr. Jiang in relation to the regulatory framework in China is consistent with market practice and was decided in consultation with the Company’s management, board and PRC legal counsel.
If the PRC government finds that the agreements that establish the structure....page 21
4.	We note your disclosure that your WFOE operating subsidiaries are currently ineligible to apply for the required licenses for providing advertising services in China. However, a few sentences later, as amended on September 7, 2010, you note that the restrictions on foreign investment in advertising do not expressly apply to WFOEs and WFOEs may establish PRC subsidiaries to operate advertising business directly in China. We also note your disclosure related to this issue on pages 43 to 44 and pages 49 to 51 (and corresponding amended disclosure in the Form 20-F/A filed on September 7, 2010). Please provide clear disclosure addressing the extent to which you are eligible to conduct your advertising businesses through indirect subsidiaries as opposed to through contractual arrangements with PRC operating affiliates. To the extent you are eligible to conduct a larger portion of your advertising business through indirect subsidiaries, please provide more information about why you have chosen not to do so.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 8 and 48 of the Revised 20-F/A/A. As a result of changes in law

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over time, the Company is now technically eligible to operate all of its advertising business through its indirect operating subsidiaries under the current legal regime. However, the Company initially operated almost all of its advertising businesses through contractual arrangements between certain WFOE operating subsidiaries to comply with the legal requirements that were then in effect. As a result, the time and financial cost now associated with transferring the advertising business of the PRC operating affiliates to its PRC operating subsidiaries or converting the PRC operating affiliates into indirect PRC operating subsidiaries is substantial. In addition, many of the businesses acquired by the Company from third parties had adopted similar contractual arrangements, and therefore, the conversion or transfer of these acquired businesses would also entail significant costs. The Company has been, however, converting some of the PRC operating affiliates into indirect PRC operating subsidiaries and intends to gradually increase the portion of its advertising revenues generated from the indirect PRC operating subsidiaries over time. Given the time and financial costs required for converting the operating affiliates into the indirect subsidiaries or transferring the business to the PRC operating subsidiaries, the Company is operating, and expects to continue to operate in the foreseeable future, a significant portion of its advertising business through contractual arrangements with the PRC operating affiliates.
5.	Please quantify the portion of your business that is generated through indirect PRC operating subsidiaries, on the one hand, and your PRC operating affiliates through contractual arrangements, on the other hand.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 8 of the Revised 20-F/A.

6.	We note your disclosure that Jason Nanchun Jiang, the controlling 85% shareholder of Focus Media Advertisement, one of your major PRC operating affiliates, which owns all other PRC operating affiliates that hold the advertising operating licenses connected with your operating businesses, “completed procedures to take on citizenship of another jurisdiction in the second quarter of 2009.” Further, “[b]ased on enquiries and discussions with the relevant PRC regulatory authorities, [you] have been orally informed that Jason Nanchun Jiang’s change in citizenship does not change the status and nature related to [y]our PRC operating affiliates... [h]owever there is no guarantee that governmental authorities will not challenge such status due to change in law or change in implementation of relevant laws or for any other reason.” Please clarify the impact this change has on the ability of Focus Media Advertisement to operate the restricted advertising business and all SAFE considerations. Your revised disclosure should also address the following issues:
•	Disclose what citizenship procedures Mr. Jiang completed, to which jurisdiction, and for what business purposes.

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•	Explain what this action has to do, if at all, with your plans to transfer the equity interests held by the individuals who arc shareholders of your PRC operating affiliates to a foreign entity that is qualified under PRC regulations for 100% direct ownership of an advertising business, as described on page 21 of the 20-F/A, including current plans or arrangements.

•	State whether or not the relevant PRC authorities recognize and accept Mr. Jiang’s change in citizenship or whether or not these relevant PRC authorities consider him to remain a PRC citizen.

•	Disclose how Mr. Jiang’s continued shareholding in Focus Media Advertisement complies with SAIC or any other PRC governmental restrictions on foreign investment in the advertising industry.

•	Disclose “the relevant PRC regulatory authorities” to whom you spoke and specify what oral information they provided you, including reference to specific rules, regulations and circulars.

•	Identify any competing PRC regulatory authorities that may implement the relevant laws to you, Mr. Jiang and your operating subsidiaries.

•	Address whether Mr. Jiang has any plans involving direct or indirect offshore investment activities, or any other activity that would be subject to SAFE Circular No, 75 and SAFE Circular No. 106.

•	Detail any potential resulting liability or penalties, limited ability to inject capital into your PRC subsidiaries, limited ability by your PRC subsidiaries’ to increase registered capital or distribute profits to you, or any other adverse affect Mr. Jiang, you and/or your PRC subsidiaries or affiliates may experience as a result of Mr. Jiang’s change in citizenship.
To the extent that these risks would be better described in separate risk factors, please include the disclosure in separate risk factors.

In response to the Staff’s comment, the Company has added a separate risk factor section on page 9 of the Revised 20-F/A. The Company respectfully advises the Staff that,
• Mr. Jiang succeeded in applying for Singapore citizenship through naturalization and changed his citizenship to Singaporean for personal reasons unrelated to any business purpose of the Company.
• As detailed in the Company’s response to comment 4 above, although it may in the future take steps to transfer the equity interests held by the individuals of its PRC operating affiliate to a foreign entity that is qualified under PRC laws for direct ownership of an advertising business, the Company currently has no specific plans to do so. Furthermore, the Company does not believe Mr. Jiang’s decision to change his citizenship is relevant to this issue as explained in greater detail below.
• Under PRC laws, a PRC citizen residing outside of China will automatically lose

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his or her PRC citizenship once obtaining naturalization in a foreign state, without further action by any PRC authority. Mr. Jiang does not currently reside outside the PRC and has not done so since becoming a naturalized Singapore citizen.
• The “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, which became effective on September 8, 2006 and was revised in 2009, has specified that a change in the citizenship of a shareholder of a PRC domestic company does not change the nature of the PRC domestic company. Based on such provision, the Company and its PRC counsel believe that the status of Focus Media Advertisement and its subsidiaries are not affected by Mr. Jiang’s change in citizenship.
• The Company also spoke to the relevant official of the local counterpart of the State Administration for Industry and Commerce, or the SAIC, who informed the Company that after checking with the local counterpart of the Ministry of Commerce, that the change in Mr. Jiang’s citizenship will not affect the nature of Focus Media Advertisement as a domestic company.
• The relevant PRC regulatory authorities that may implement the relevant laws in respect of the ownership and valid existence of a PRC company include the SAIC and the Ministry of Commerce.
• To the best knowledge of the Company, Mr. Jiang personally has no current plan involving direct or indirect offshore investment activities or any other activity that would be subject to SAFE Circular No. 75 and SAFE Circular No. 106.
• Considering that Mr. Jiang currently only holds direct equity interest in Focus Media Advertisement, the Company and its PRC counsel do not believe there will be potential liability or penalties resulting from Mr. Jiang’s change in citizenship that will limit the Company’s ability to inject capital into the PRC operating subsidiaries, or the ability by the PRC operating subsidiaries to increase registered capital or distribute profits to the Company. To the extent that there is uncertainty in the law or the possibility that further implementation regulations may be issued that affect this analysis, the Company has disclosed the potential negative impact on the PRC operating affiliates in the newly added separate risk factor.
“We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our China operations....” page 22
7.	Please break out as a separate risk factor with its own heading, disclosure regarding the risk of non-performance of the contractual arrangements.

In response to the Staff’s comment, the Company has broken out a separate risk factor section on pages 10 and 11 of the Revised 20-F/A for the related disclosure.

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8.	We note your disclosure that the pledges in your favor over the equity interests of your operating subsidiaries will not be valid until they are approved by and registered with the relevant government authorities. Please clarify the impact such restrictions have upon your structure and contractual arrangements. Discuss what steps you have taken to date and will take, including the timing, to register the existing equity pledge agreements and register future equity pledge agreements with the local SAIC. We note that the PRC Property Rights Law became effective on October 1, 2007. Please explain your delay. Such disclosure should be reflected in this section as well as in your Business and Regulations sections.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 10 of the Revised 20-F/A, and added additional disclosure on page 52 of the Revised 20-F/A for the related disclosures in the Business and Regulations sections. The Company respectfully advises the Staff that it is in the process of registering the equity pledges and hopes to complete the procedures within approximately 60 days, although given the uncertainties in implementing the PRC Property Rights Law, it is difficult to ensure that such procedures will be handled by the authorities within a definite timeframe.
Contractual arrangements we have entered into among our subsidiaries and affiliated entities may be subject to scrutiny..., page 23
9.	Please state whether you have any unfavorable transfer pricing arrangements that could, among other things, result in an upward adjustment on taxation. Please state whether your results of operations may be materially and adversely affected if your operating affiliates’ tax liabilities increase significantly or if they are required to pay interest on late payments.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 28 of the Revised 20-F/A. The Company respectfully advises the Staff that in compliance with existing PRC law, the Company’s PRC operating subsidiaries and affiliates have filed with the relevant tax authorities on an annual basis a report disclosing any related party transactions. As of the date hereof, the Company has not received any order or notice from the PRC tax authorities requiring an upward adjustment on taxation or otherwise challenging any related party transaction. However, the Company cannot accurately predict whether and to what extent the tax authorities might at sometime in the future conduct an audit or issue any negative order with respect to the related party transactions.
We rely principally on dividends and other distributions on equity paid by our WFOE operating Subsidiaries..., page 23

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10.	We note that PRC law requires that any dividends paid by your wholly foreign-owned enterprises come from their accumulated profits, if any, after each company has made allowances to fund statutory reserves. Please clarify the impact this restriction has on the availability to you of your operating affiliates’ funds. Your revised disclosure should also address the following issues:
•	Indicate whether your operating affiliates historically paid dividends to you from accumulated profits and provide management’s assessment of the operating affiliates’ ability to pay dividends to you in the future.

•	Indicate what portion of each company’s revenues, if any, you anticipate being able to use for the expansion of your business.
This disclosure should be reflected here as well as in your discussion of liquidity and capital resources.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 11 and 87 of the Revised 20-F/A. The Company respectfully advises the Staff that none of the Company’s PRC operating affiliates have historically paid dividends to the Company as the Company does not own any direct equity interests in these operating affiliates. For this reason, the Company does not intend for its operating affiliates to pay dividends to their respective shareholders in the foreseeable future. The Company also respectfully advises the Staff that all of the Company’s capital reserves and revenues, including revenues from operating its affiliates, are available for the Company to use to expand its business in China.

11.	We note your statements here and on page F-33 that your wholly foreign-owned enterprises are required to allocate at least 10% of their annual after-tax profits to a statutory reserve fund until the amount in such fund reaches 50% of the company’s registered capital. Please disclose each company’s current registered capital and indicate whether the allocations each entity has made to such fund to date comply with the applicable PRC laws and regulations. To the extent a company has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of such non-compliance. We note your statement that “[a]s a result of these PRC laws and regulations, as or December 31, 2009, the Group’s PRC subsidiaries and PRC affiliates are restricted in their ability to transfer $789,603,518 of their net assets to Focus Media Holding in the form of dividends, loans or advances.”

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 11 and F-31 of the Revised 20-F/A and the Company supplementally submits a table detailing the registered capital of each entity as Annex I to this letter. The Company respectfully advises the Staff that each of the Company’s wholly-foreign owned enterprises has allocated annual after-tax profits to each of their respective reserve funds in compliance with applicable PRC laws and

Simpson Thacher & Bartlett llp
regulations. Accordingly, the Company has not been and does not anticipate being subject to any fines or penalties as a result of any noncompliance. The Company respectfully advises the Staff that the transfer restrictions referenced in this Comment are not related to the statutory reserve requirement, but are the result of PRC laws and regulations relating to foreign currencies that would restrict the PRC subsidiaries and the PRC affiliates from transferring their net assets out of China to Focus Media Holding Limited
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries and affiliates.... page 24
12.	Please revise your disclosure regarding the “use the proceeds of this offering.”

The referenced disclosure has been revised in response to the Staff’s comment.

13.	We note your statement on page 4 of your 20-F/A that SAFE Circular 142 requires that the capital of a foreign-invested company settled in RMB converted from foreign currencies only be used for purposes “within the business scope approved by the applicable governmental authority” and “may not be used for equity investments within the PRC.” Please disclose how this will limit your ability to transfer the net proceeds from future offerings to your operating affiliates. Since your business strategy relies in part on expansion, revise your disclosure to specifically address how Circular 142 will limit your ability to use the proceeds from future offerings to fund such expansion. In addition, identify the governmental authorities that must approve your use of the proceeds of the offering and clarify what “business scope” is used to determine the proper use of such funds. Outline the process involved in obtaining the requisite approvals from governmental authorities. This revised disclosure should be reflected here as well as in your Regulation section.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 12 and 52 of the Revised 20-F/A. The Company respectfully advises the Staff that as the Company has no direct ownership in its PRC operating affiliates, the Company cannot directly, or through its subsidiaries, contribute the net proceeds from future offerings to the PRC operating affiliates in the context of SAFE Circular 142. In addition, it is very difficult if not impossible in practice for the Company to provide loans to the PRC operating affiliates. Further, the “business scope” refers to that indicated by the relevant foreign-invested enterprise’s business license, which is typically subject to the prior approval by the Ministry of Commerce or its local counterparts and registration with the local SAIC of the foreign-invested enterprise.

Simpson Thacher & Bartlett llp
We may be deemed a PRC resident enterprise under the New Law and be subject to the PRC taxation on our worldwide income, page 26
14.	Please include discussion of the relevant facts and circumstances that provide the basis for your belief that you are not a “resident enterprise.”

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 13 of the Revised 20-F/A.
PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity...page 27 and page 3 of the 20-F/A
15.	Highlight your failure to comply with SAFE registration requirements and the result on your ability to pay dividends and distribute profits in the past and future. Clearly explain the circumstances surrounding the failure of Jason Nanchun Jiang, who is a major beneficial owner of your company, the majority 85% shareholder of Focus Media Advertising, your operating affiliate, and was a PRC resident under these SAFE regulations to make registrations and filings for round trip investments and other material changes in the offshore company in accordance with these regulations. Similarly, detail the failure of your WFOE operating subsidiaries’ failures to disclose the ultimate ownership in them by your PRC resident shareholders or beneficial owners to SAFE, specifying the individuals responsible for the failure to comply. Reconcile your ownership of the WFOE operating subsidiaries with this lapse in compliance and your purported effective control “through agreements with certain of [t]our PRC operating affiliates and each of their shareholders which provide [you] with the substantial ability to control these affiliates and their existing and future subsidiaries” with the actions and inactions of Jason Nanchun Jiang. List all fines and legal or administrative sanctions to date and anticipated.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 13 and 14 of the Revised 20-F/A. The Company respectfully advises the Staff that, in the view of its PRC counsel, past failure to complete the subsequent registrations and filings in accordance with the SAFE regulations by Jason Nanchun Jiang does not affect our ownership structure. The Company further respectfully advises the Staff that Jason Nanchun Jiang is in the process of making necessary subsequent registrations.
A failure to comply with the PRC regulations regarding the registration of shares and share options....page 9 of 20F-A
16.	Detail the circumstances surrounding your failure and that of your PRC option holders to comply with the 2007 SAFE regulations and guidance. List all fines

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and legal or administrative sanctions to date and anticipated. For you and your option holders, explain the delay, plans for compliance and steps toward achieving compliance to date. Name your PRC option holders.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 15 of the Revised 20-F/A. The Company respectfully advises the Staff that, in the absence of further implementation rules, it remains unclear whether and what penalties will be imposed on the Company or its subsidiaries or affiliates for any violations of the 2007 SAFE regulations and guidance. Given the current regulatory uncertainty, the Company respectfully responds that it does not believe disclosure of a complete name list of its PRC option holders, who consist of a large number of employees, should be made at this time.
Our PRC operating subsidiaries and operating affiliates may have engaged in business activities with the necessary registration with local authorities...., page 9 of 20-F/A
17.	Detail the circumstances surrounding your failure, through your PRC operating subsidiaries, and that of your PRC operating affiliates to comply with PRC registration. List all fines and legal or administrative sanctions to date and anticipated, including but not limited to the “fines, disgorgement of profits or revocation of business license[s] of [y]our operating subsidiaries or [y]our operating affiliates.” State the “business scope,” business activities actually conducted and whether or not you and your subsidiaries and affiliates complied, plans for compliance and steps toward achieving compliance to date.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 31 and 32 of the Revised 20-F/A to disclose the fines and legal or administrative sanctions in a more accurate way. The Company respectfully advises the Staff that the Company views the risk disclosed in the referenced section as applying to PRC companies generally, including the Company, and that the risks arise from the relatively rigid registration requirements under the PRC laws and the acquisition and business expansion strategy pursued by the Company.

Regarding the requirement of registration with local authority to operate the advertising business in the intended location, practices of different local authorities vary, and thus involve great uncertainties as to how this requirement is implemented in a specific location. The Company always makes prior consultation with the local authority as to whether the registration is required and typically makes such registration if so required by the local authority. Further, those locations where the Company has not made any registration generate very limited revenues. The Company regularly reviews its corporate structure to ensure that it has duly established entities registered with relevant local authority in the intended locations that generates substantial revenues.

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Regarding failure by certain PRC operating affiliates to make amendment registration with the local SAIC authority for their expansion in business scope, the Company respectfully advises the Staff that three PRC operating affiliates, each of which was acquired from third parties, failed to update their registration to include advertising dissemination or agency business into their business scopes, although their existing business scopes indicated in their respective business licenses have covered other lines of advertising businesses such as advertisement production and designing.

As described in the referenced section, the legal sanctions that may be taken against the non-compliances may include administrative order for rectification, fines, disgorgement of profits or revocation of business license of our operating subsidiaries or our operating affiliates. There have been no negative legal or administrative actions against us for the above situations. Also, given the large number of the PRC operating subsidiaries and affiliates, the Company does not think the existing non-compliance will result in a material and adverse effect on the Company. Considering the above, the Company prefers to keep the disclosure in a generic way.
Information on the Company, page 33
Limitations on Foreign Ownership in the Advertising Industry, page 42
18.	Please tell us when you last received an opinion of counsel from Global Law Office with respect to the matters referenced here. Confirm that Global Law Office was aware of the revised disclosure in the amended Form 20-F filed on September 7, 2010. Supplementally provide us with a copy of this opinion for review.

The Company received confirmation of Global Law Office’s opinion on September 7, 2010. An updated opinion in connection with the current filing is being provided herewith as Exhibit A as requested by the Staff. Global Law Office was aware of the revised disclosure in the amended Form 20-F filed on September 7, 2010 and issued their consent in that connection, which consent was filed with the Form 20-F/A on September 7, 2010.

19.	Please explain the reasons why PRC counsel has advised you that there are “substantial uncertainties” regarding the application and interpretation of PRC laws and regulations and why there can be “no assurance” that the PRC regulatory authorities, in particular the SAIC, may take a view that is contrary to their opinion.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 48 and 49 of the Revised 20-F/A with consent from the Global Law Office. The Company respectfully advises the Staff to refer to relevant disclosures under the headings “If the PRC government finds that the ownership

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structure of our operating subsidiaries or our operation affiliates, or the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”, “If the PRC government finds that the ownership structure of our operation affiliates violates PRC laws as a result of the change in Jason Nanchun Jiang’s citizenship, we could be subject to severe penalties, and our ability to conduct our business may affected in a material and adverse way” and “We use contractual arrangements with our PRC operating affiliates and their shareholders for a significant portion of our China operations, and uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements and thus our ability to conduct our business”.

20.	In your amended Form 20-F filed on September 7, 2010, you added the qualifier “except as otherwise disclosed in this annual report” to the last bullet-point of the PRC counsel opinion regarding material compliance with PRC laws and regulations. Please specifically identify each instance in which your PRC business operations are non-compliant with PRC laws and regulations in material respects.

The Company respectfully informs the Staff that the reason for the inclusion of the referenced qualifier by Global Law Office was the failure of certain PRC wholly-foreign owned operating subsidiaries to make the appropriate SAFE applications. As detailed elsewhere in this response letter and in the Revised 20-F/A, the required SAFE applications have now been made, and accordingly, Global Law Office has removed the qualifier from the opinion and a corresponding change has been made to the referenced disclosure.
Regulations of Advertising Services
Business License for Advertising_Companies, page 44
21.	Detail each instance where your subsidiaries or affiliates are “in the process” of obtaining requisite business licenses to operate an advertising business. Tell us what controls and procedures you maintain, including but not limited to audits to ensure compliance with these requirements by your subsidiaries and affiliates.

The Company respectfully advises the Staff to refer to our response to Comment # 17. Considering that there have been no negative legal or administrative actions against us for the existing non-compliance and the large number of the PRC operating subsidiaries and affiliates, the Company does not think the existing non-compliance will result in a material and adverse effect on the Company. Given the above, the Company does not believe disclosing details of each instance where its subsidiaries or affiliates are “in the process” of obtaining requisite business licenses to operate an advertising business is material or relevant to investors. Regarding the Company’s internal controls and procedures, the Company collects and consolidates information

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on the formation and business scope of each PRC operating subsidiary and affiliate, and periodically reviews its ownership structure to ensure compliance with the PRC laws. In particular, in case the Company acquires or forms a new company in the PRC, the Company’s legal department will conduct due diligence review to assess the compliance with these requirements.
Advertising Content...page 44
22.	Please explain what special government review is required for specific types of advertisements prior to distribution and to whom you are obligated to confirm such review and receive approval. In your revised disclosure please explain what the performance of the review entails, how you, your operators and your distributors confirm that all content contained in such advertisements is true and accurate as required by the advertising laws and regulations, and what “serious violations” may include. Please disclose the government agencies and applicable laws and regulations, Disclose the certain commodities subject to government censorship and approval, for which advertising distributors are obligated to ensure that the censorship has been performed and approval obtained, and how you do comply with those requirements.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 49 and 50 of the Revised 20-F/A. The Company respectfully advises the Staff that the relevant advertising regulations do not define “serious violations”, and it is at the discretion of the relevant governmental authorities to determine what constitutes a “serious violation”. Furthermore, there are various special rules applying to specific types of commodities or services which subject the dissemination of relevant advertisements to censorship or approval by the different governmental authorities. Considering that advertisements containing contents which require special governmental censorship or approvals do not constitute a material portion of the advertisements shown on its network, the Company does not think it necessary to provide detailed disclosures in this respect.

23.	Please state whether your advertising sales function is separate and distinct from your government compliance program. You should address challenges with and conflicts between attracting sales from an industry through which you generate substantially all of your revenues and ensuring compliance with strict government regulation of truth and accuracy and censorship.

The Company has revised the disclosure on page 50 of the Revised 20-F/A to address the Staff’s comment. The Company notes that the Company’s primary business does not consist of producing advertising content, but of disseminating content provided by advertising clients. Accordingly, the content we receive has already been gone through necessary regulatory review and approval processes before we place the advertisements. In addition, it means that our clients understand that there is not a

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significant conflict in our sales staff’s role and the need for regulatory compliance.

24.	Please state the potential legal rights and “interests of third parties” upon which advertisers, advertising operators or advertising distributors may infringe and be subject to civil liability.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 50 of the Revised 20-F/A. The Company respectfully advises the Staff that the relevant advertising regulations do not define the legal rights and interest of third parties upon which advertisers, advertising operators or advertising distributors may infringe and be subject to civil liability. Generally, under the existing legal regime of the PRC, such potential legal rights and interests of third parties may include, depending on the specific content of the advertisements, intellectual rights of third parties, reputation of competitors, and other legitimate rights of the third parties.
Operating and Financial Review and Prospects. page 51
General
25.	We note your disclosure that during 2008 and 2009, you disposed of several recently acquired businesses through transactions with their respective original owners, including six Internet advertising companies, your mobile handset advertising services segment, and your boat-based advertising platform. It also appears that CGEN was disposed in a similar manner due to the cancellation of the CGEN share purchase agreement disclosed on page 52. Please include a detailed discussion of the business reasons for the apparent pattern of acquisition followed by a write-down of acquisition related assets in conjunction with the return of the operations to the original owners.

In response to the Staff’s comment, the Company has included additional disclosure on page 58 of the Revised 20-F/A. The Company respectfully advises the Staff that in the cases referenced in the comment, not all of the acquired business were disposed of through a transaction with the original owner. The boat-based advertising platform was retained by the Company although operations were suspended and the resulted in the recording of an impairment loss as disclosed. Part of CGEN was sold to an unrelated third party, while the remainder – mostly in-store monitors were retained by the Company, which are being stored for use in the future to support the Company’s own in-store business that it continues to operate separate from the CGEN brand originally. Six Internet advertising companies and mobile handset advertising services were returned to their original respective owners. Each of these cases is more fully described in the additional disclosure included on pages 57- 59 of the Revised 20-F/A.

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26.	Please consider including a tabular presentation of your recent acquisitions returned to the original owners, including the proceeds paid for each acquisition, the acquisition date, the amount of impairment of acquired assets recorded in conjunction with the return of the business to the original owners and the date of the disposal.

In response to the Staff’s comment, the Company submits a tabular presentation of its recent acquisitions as Annex II to the letter.

27.	Please expand the discussion of the CGEN business on page 52 to clarify whether the CGEN share purchase agreement effectively returned the CGEN business to its original owners.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 58 and 78 of the Revised 20-F/A to clarify that the CGEN business was sold to a third-party that was not the original owner.

28.	Please include a discussion of the January 2010 buy-out agreement for the sale of 38% of Allyes, another recently acquired entity, to various employees, management and directors, and the basis for their decision to sell shares of Allyes back to the original owners.

The requested disclosure has been added to pages 58 and 59 of the Revised 20-F/A to describe that our sale of a portion of Allyes to various employees, management and directors of Allyes and us was done to incentivize those employees.

29.	Refer to page 17 of the Form 20-F/A filed September 7, 2010. Please include a revised discussion of subsequent events that includes the sale of your entire remaining 62% interest in Allyes, the amount of gain or loss on the sale, the business reasons for the sale and whether the sale was to related parties.

The Company has added disclosure regarding the transaction entered into in July 2010 pursuant to which we sold our remaining interest in Allyes to a wholly-owned investment vehicle of Silver Lake Management, L.L.C. as requested on pages 59, 104 and 107, including the business reason for the sale and the fact that the sale was not to any related party of the Company. The Company respectfully advises the Staff that the accounting impact of the sale is disclosed in the pro forma financial information in the Company’s Registration Statements on Form F-3ASR [File No. 333-169249] that was filed on September 7, 2010 and will be discussed when the financial results for the third quarter of 2010 are released, which is expected uding the fourth week of November.

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30.	Please expand your discussion of dispositions to include how you determine which subsidiaries were underperforming and the metrics used to determine certain subsidiaries were deemed to be underperforming.

In response to the Staff’s comments, the Company has revised the disclosure on page 59 of the Revised 20-F/A. The metrics include (i) current and potential gross profit, (ii) current and potential operating profit and (iii) current and potential working capital requirement.
Overview, page 51
31.	Please explain the reasons why the SINA transaction was jointly terminated by the parties. If due to a lack of regulatory approvals, disclose why the parties were unable to obtain the required approvals.

On the advice of its PRC legal counsel, SINA determined at the time of the transaction that it would be prudent to seek approval under the PRC Anti-Monopoly Law, as both the Company and SINA operated advertising and in particular online advertising businesses. The application was not accepted for review by MOFCOM, which could indicate an ambiguous attitude by the regulatory authority toward the transaction, although it is not a denial of regulatory approval. It could also have resulted in a much longer regulatory review process than was contemplated by either party, as we and SINA had set September 30, 2009 as the termination date of the agreement if all conditions were not met by that date. Accordingly, as there was no way to have SINA’s application accepted by the authorities and approved within the stipulated time period, the transaction was terminated under the terms of the agreement. Disclosure has been added in response to the Staff’s comments on page 58 of the revised 20-F/A.
Advertising Service Costs, page 57
32.	We note that you recognized impairment charges of $40.3 million for equipment and $25.4 million for acquired intangible assets in 2009 on page 57. We also note that you explain $36.5 million and $3.2 million of these charges in your discussion on page 66. Please expand the discussion to include the remaining impairment charges in 2009 which were included in advertising service costs.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 74 of the Revised 20-F/A.
Goodwill Impairment, page 63
33.	We note on page 64 that your Goodwill balance went from $30.7 million as of December 31, 2008 to $410.4 million as of December 31, 2009. We also note on page 70 that you did not make any significant acquisitions in 2009 but recorded

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additional goodwill of $81.8 million for contingent consideration of previous acquisitions and acquisition of certain noncontrolling interests. Please expand the discussion to explain the remaining change in goodwill during 2009 and consider including a tabular presentation of the changes in your goodwill balances.

The Company respectfully advises the Staff that the additional change in goodwill resulted primarily from the reclassification of $403 million of assets held for sale in our LCD display network segment after the termination of the proposed sale of such assets to SINA as disclosed in further detail on pages 58 and F-23 of the Revised 20-F/A. As a result of terminating this proposed transaction, the assets that had previously been classified as held-for-sale as of December 31, 2008 were reclassified as assets to be held and used. A table showing the changes in the carrying amount of goodwill by segment for the years ended December 31, 2008 and 2009 is disclosed on pages 70 and 71 of the Revised 20-F/A. In response to the Staff’s comment, the Company has included additional disclosure on pages 70 and 71 of the Revised 20-F/A, including a tabular presentation of changes in the Company’s goodwill balances.

34.	We note on page 60 and F-5 that you recorded goodwill impairment of $596.1 million in 2008, which consists of $376.8 million for poster frame, $218.4 million for Internet operations and $0.9 million for movie theatre and billboards. We also note on page 64 that you impaired the full outstanding balance of CGEN goodwill of $145.6 million in 2008. Since you reclassified the operations of CGEN from discontinued operations to continuing operations in 2009 due to continuing involvement with the LCD displays and restated all periods based on this continuing involvement, tell us why the impairment loss on the statement of operations does not include the CGEN goodwill impairment of $145.6 million. Please also revise the discussion on page 76 and Note 9 to the financial statements accordingly.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 84 of the Revised 20-F/A and Note 9 (on page F-23) to the financial statements. The Company respectfully advises the Staff that the results of CGEN’s operations have never been classified as a component of discontinued operations due to the nature of our continuing involvement. With the disposal of CGEN in 2008, the Company incurred a loss on the disposal of subsidiaries of $190.5 million, which includes the write-off of the carrying value of intangible assets and goodwill of $39.5 million and $145.6 million, respectively, which was recorded in “other operating expenses (income), net” in the consolidated statements of operations.

35.	Refer to your discussion of the payment of contingent consideration in 2009 for the poster frame and movie theatre and billboard reporting units on pages 64 and 65. Please expand the discussion to explain the methodology used to determine the contingent consideration in sufficient detail to permit the reader

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to understand how you can be required to pay contingent consideration but then immediately recognize impairment. Explain the rationale behind the contingent consideration in light of the lack of an increase in fair value of the reporting units during the period covered by the contingent consideration. Please revise Note 9 to the financial statements accordingly.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 71, 72 and 77 of the Revised 20-F/A and Note 9 to the financial statements. The Company respectfully advises the Staff that the contingent consideration for the poster frame, movie theatre and billboard reporting units were each calculated at multiples of approximately 1 to 17.5 of the specified achieved earning targets for each individual entity, which were determined at the time of the acquisitions. In contrast, the goodwill impairment test was performed at the reporting unit level, as opposed to the individual entity level. Further, the reporting unit’s fair value is based on projected performance as opposed to historical performance. With respect to the poster frame reporting unit, although the historical operating performance of some entities within the reporting unit had achieved their stated earnings targets, our expectations of future operation results were not sufficient to support the carrying value of recorded intangibles. The decrease in projects were largely due to contracting customer demand caused by the financial crisis and increased competition, the goodwill arising from such contingent considerations was impaired even though some subsidiaries were able to meet their respective targets for contingent considerations.

36.	In light of the materiality of contingent consideration paid to date on previous acquisitions, please include a detailed discussion of all contingent consideration arrangements currently in effect, including the methodology to be used to determine the amount and timing of future payments and the amounts paid during the periods presented under each agreement. Please revise Note 3 to the financial statements accordingly.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 77 of the Revised 20-F/A and Notes 3 and 9 to the financial statements.

37.	Refer to your discussion of impairment of long-lived assets in 2008 on page 65. Please expand the discussion to explain in greater detail the uncertainty in regard to customer demands. Describe any trends in customer contract cancelations or changes in renewal patterns. Separately discuss changes in customer demands as they relate to the LCD network acquired from CGEN and your remaining LCD network,

In response to the Staff’s comment, the Company included additional disclosure on page 73 of the Revised 20-F/A.

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2008 Disposition, page 70
38.	We note that you sold all of CGEN’s assets and liabilities, with the exception of in-store monitors. Please expand the discussion to describe the nature of the assets sold. Also describe the business purpose for retaining ownership of the in-store monitors in the absence of other CGEN assets, such as customer relationships, lease agreements, advertising contracts and other acquired intangible assets, if any. Explain how you intend to utilize the monitors in the absence of the other business relationships with the customers who own the stores in which your monitors are installed.

In response to the Staff’s comment, the Company has included additional disclosure on pages 58 and 78 of the Revised 20-F/A .
Results of Operations. page 74
39.	Please provide a more detailed assessment of the material drivers of changes in revenue. For example, you attribute the decline in LCD display network revenues in 2009 to contracting demand under unfavorable macroeconomic conditions. Provide more insight into the extent to which these conditions led to lower sales volume, lower pricing and/or other negative impacts. You also attribute the significant decrease in poster frame revenues in 2009 to contracting demand, pricing pressures from competitors and disposition of subsidiaries. Provide more insight into the relative significance of each of these factors and also discuss how the significant decrease in the size of your poster frame network during the year contributed to the decline.

In response to the Staff’s comment, the Company has included additional disclosure on page 82 of the Revised 20-F/A.
Liquidity and Capital Resources, page 79
40.	We note that cash provided by operating activities has remained relatively stable over the past three years despite a significant increase in revenues in 2008 and a significant decrease in revenues in 2009. You attribute this to significant changes in accounts receivable collection periods (a reduction in 2009 and an increase in 2008). Please quantify and explain the causes of these significant changes. Also describe any other material factors that impacted the levels of cash provided by operating activities.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 88 of the Revised 20-F/A.
Major Shareholders and Related Party Transactions, page 91

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41.	Please tell us why you did not include Fosun International Ltd. in this table. According to Schedule 13D filings, it appears that Fosun has a significant ownership interest in your company.

The failure to include Fosun International Ltd. as a major shareholder in the Company’s annual report for 2009 was an inadvertent oversight. Fosun International Ltd. had not updated its Schedule 13D by February 13, 2010, which the Company interpreted as meaning Fosun was no longer a major shareholder. The disclosure has been updated to include Fosun International Ltd. as a major shareholder based on its most recent amended Schedule 13D, which was filed on September 27, 2010.
Financial Statements
Note 2 — Summary of Significant Accounting Policies, page F-10
42.	Refer to your accounting policy for equipment and acquired intangible assets on page F-11. We note on page 18 that the registration certificates for your traditional billboards are typically no more than two years. Tell us how the two year term of these registration certificates for your billboards impacted your analysis of an appropriate useful life of five years for your media display equipment, 10 years for your lease agreements, seven years for your customer base and other related tangible and intangible assets.

The Company respectfully advises the Staff that expected useful lives of the Company’s acquired intangible assets range from one to ten years as disclosed in Note 2 (h) on page F-10. We determine the useful life of the acquired intangible assets in accordance with ASC 350-30-35-3, “General Intangibles Other than Goodwill – Subsequent Measurement” (FASB 142, paragraph B47, prior to the adoption of FSP FAS 142-3).

The Company respectfully advises the Staff that the useful life of five years for media display equipment, ten years for lease agreements and seven years for customer base as referenced in this comment relate to items acquired in the CGEN acquisition, which is included in our in-store segment, as disclosed in page F-16. Similarly, the traditional billboard intangible assets were obtained through a business acquisition in May 2007 and consisted of contract backlog, customer base and lease agreements with a useful life of 2 years, 6.6 years and 5.6 years, respectively, which are different from the ones acquired in the CGEN acquisition. The Company does not own any traditional billboards and instead operates its media display equipment with respect to these billboards pursuant to lease agreements with the billboard’s owner. Historically, the owners of the traditional billboards that have entered into lease agreements with the Company have been able to renew the substantial majority of the registration certificates at minimal cost despite the two-year initial term of the certificate.

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As such, the Company considered its historical renewals and determined that the expected term of the registration certificates exceeded the stated two year term. Accordingly, the Company recognized acquired intangible assets associated with such registration certificates based on their estimated useful lives, not to exceed the estimated useful life of the registration certificates, inclusive of expected renewals. The Company notes that it amortizes the acquired traditional billboard lease agreements and customer base over 5.6 and 6.6 years, respectively. .

43.	Refer to your discussion on page 66 of equipment installed in the chain-stores of a major chain-store operators in China. We note that you were denied access to your equipment installed in their stores. Please expand your accounting policy to clarify your accounting for equipment installed on customer premises and revise your disclosure in Note 7 to quantify the amount of equipment located on the property of customers.

The Company respectfully advises the Staff that the referenced dispute was a one-off event and has not had, nor is it expected to have a significant recurring impact on our results of operations. The Company supplementally advises the Staff that the referenced equipment was fully impaired, resulting in an impairment loss of approximately $3.3 million. Therefore, we did not include this in our accounting policy, nor did we disclose the impairment in F-pages as the impairment amount was deemed immaterial. In response to the Staff’s comment, the Company has revised the referenced disclosure to Note 7 page F-19 of the Revised 20-F/A.
Note 4 — Disposition, page F-18
44.	Refer to the disclosure of the disposal of CGEN and the termination of the CGEN share purchase agreement. Please expand the discussion to describe the nature of the assets sold and describe the nature of your continuing involvement.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 58 and 78 of the Revised 20-F/A and Note 4 to the financial statements.
Exhibits, page 116
45.	For each exhibit identified by asterisk as previously filed, please revise to incorporate such exhibit by reference and identify when the exhibit was filed. Refer to Instructions to Exhibits to Form 20-F,

The Company has revised the exhibit list in response to the Staff’s comment.

46.	We note that the certifications provided as exhibits 12.2 and 13.2 to the Form 20-F and each amendment were provided by your former acting chief financial officer, Alex Deyi Yang, rather than your current chief financial officer, Kit

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Leong Low, who was appointed in January 2010. Please file a complete amended Form 20-F with correct certifications. Refer to Exchange Act Rules C&DI 161.04 and Regulation S-K C&DI 246.14, both available on our website. Explain to us whether and when Kit Leong Low participated in the required evaluations. In addition, in light of this error, revise your disclosure under Item 15 regarding the conclusions of your principal executive officer and principal financial officer as to the effectiveness of your disclosure controls and procedures. The revised disclosure should discuss whether management still concludes that disclosure controls and procedures were effective and, if so, explain how management was able to come to that conclusion.

The Company confirms that current chief financial officer, Kit Leong Low, did participate in the required evaluations. Following his appointment in January 2010, the Company’s board and management thought it was more appropriate for Alex Yang, the acting chief financial officer during fiscal 2009 and a long-time employee of the Company familiar with its operations, to provide the certification, although they were unaware of the guidance referred to by the Staff. In light of that guidance and that fact that Kit Low was involved in both the preparation of the 2009 annual report, financial statements and relevant evaluations, the Company has re-filed the certifications signed by Mr. Low as requested by the Staff along with the corresponding disclosure in Item 15.
* * *

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     If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852 2514 7650 or my colleague Daniel Fertig at +852 2514 7660.
Very truly yours,
Chris Lin
Enclosures

cc:	Kit Leong Low, Chief Financial Officer Alex Deyi Yang, General Manager Focus Media Holding Limited Dennis Chow Charmaine Dung John Wilde Deloitte Touche Tohmatsu CPA Ltd.

Annex I

			Percentage
	Place of	Registered	of
Subsidiary	Incorporation	capital	ownership
Focus Media Technology (Shanghai) Co., Ltd.	PRC	USD38,000,000	100%
Focus Media Defeng Technology (Shanghai) Co., Ltd.	PRC	USD 9,000,000	100%
New Focus Media Technology (Shanghai) Co., Ltd.	PRC	USD10,000,000	100%
Shanghai Framedia Investment Consultation Co., Ltd.	PRC	USD140,000	100%
Target Media Multi-Media Technology (Shanghai) Co., Ltd.	PRC	USD27,000,000	100%
Shanghai Chuanzhi Huaguang Advertising Agency Co., Ltd.	PRC	USD400,000	100%
Beijing Chuanzhi Huaguang Advertising Agency Co., Ltd.	PRC	USD1,000,000	100%
CGEN Digital Techonology (Shanghai) Co., Ltd.	PRC	USD19,500,000	100%
CGEN Information Technology (Shanghai) Co., Ltd.	PRC	USD5,000,000	100	% [1]
Beijing Jinglongtian Consultation Co., Ltd.	PRC	USD250,000	100%

[1]	This entity was dissolved in 2009.

Annex II
Acquisitions that were returned to the original shareholders

				Proceeds	Date of	Disposal	Loss on
	Acquisition	Date of Acquisition	Business segment	paid	Disposal	proceeds	disposal
1	Beijing Yitong	3/1/2007	Wireless advertising	$1,973,334	4/30/2008	$0	$2,456,403
2	Guangzhou Xuanwu	3/1/2007	Wireless advertising	$6,559,550	4/30/2008	$1,282,234	$6,483,157
3	Zhengzhou Meihe	3/1/2007	Wireless advertising	$6,750,909	4/30/2008	$284,941	$5,846,518
4	Shenzhen Julan	3/1/2007	Wireless advertising	$6,576,027	4/30/2008	$770,478	$6,190,755
5	Shenhzhen Mengwang	3/1/2007	Wireless advertising	$4,497,825	4/30/2008	$1,210,999	$2,589,476
6	Beijing Shiji Zhongkai	4/1/2007	Wireless advertising	$8,106,166	4/30/2008	$284,941	$10,552,695
7	Jingzhun	4/1/2007	Wireless advertising	$9,089,616	4/30/2008	$0	$14,377,272
8	Zhongyi Ruantong	10/1/2007	Wireless advertising	$1,191,833	4/30/2008	$357,058	$912,312
9	Dongguan Yaya	10/1/2007	Wireless advertising	$1,540,612	2/28/2009	0	$1,588,110
10	Catchstone	4/16/2007	Internet advertising	$14,489,647	12/22/2009	$2,929,030	$11,560,617
11	WonderAd	9/15/2007	Internet advertising	$14,926,003	11/30/2009	$0	$14,926,003
12	Jiahua	8/15/2007	Internet advertising	$7,659,158	12/1/2009	$0	$7,659,158
13	Wangmai	9/1/2007	Internet advertising	$2,749,158	12/14/2009	$0	$2,749,158
14	Jichuang	12/1/2007	Internet advertising	$366,032	8/24/2009	$0	$366,032
15	1024	3/1/2008	Internet advertising	$3,397,124	12/18/2009	$0	$3,397,124
[Please provide full entity names for all acquisitions listed]

Exhibit A

November 5th, 2010
Focus Media Holding Limited
Unit No. 1, 20th Floor
The Centrium
60 Wyndham Street
Central, Hong Kong
Dear Sirs,

Re:	The Amendment No. 3 to Focus Media Holding Limited’s (“Company”) Annual Report on Form 20-F (File No. 000-51387) Filed on November 5th, 2010 (“Amended 20-F/A”)
We are qualified lawyers of the People’s Republic of China (the “PRC”, for the purpose of this opinion, excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan ) and as such, we are qualified to issue this opinion on the PRC Laws (as defined below).
We have acted as the PRC legal counsel to Company in connection with the PRC legal issues concerning the Amended 20-F/A and, in such a capacity, been instructed to issue this opinion.
We act as the PRC counsel to the Company solely in connection with the Amended 20-F/A.
Specifically, we have been requested to give this opinion on, inter alia,
(A)	the legality of the ownership structures of the entities as listed in Schedule I(“PRC Group Entities”);

(B)	the legality, validity and enforceability of the agreements listed in the Schedule II annexed hereto (collectively, the “Agreements”); and

(C)	the legality of business operations of the PRC Group Entities as described in the Amended 20F/A.
This legal opinion is rendered on the basis of the laws and regulations of the PRC effective as at the date hereof. There is no guarantee that any such laws will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect.
PRC Laws hereinafter in this opinion refer to all laws promulgated prior to and in force as of the date hereof, which, for the purpose of this opinion, include the laws, regulations, rules, orders, rulings, notices or circulars publicly promulgated by any legislative, judicial or executive bodies of the PRC. For the purpose of this opinion, PRC Laws do not include the laws of the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan. We have reviewed such PRC Laws which, in our view, are relevant and necessary for us to render the opinions expressed below.
We do not purport to be an expert on and to be generally familiar with or qualified to express legal opinions based on any laws other than the PRC Laws. Accordingly, we express or imply no opinion herein based on the laws of any jurisdiction other than the PRC.
As used herein, “PRC Authorities” means any national, provincial or local legislative, or administrative authorities, agencies, bureaus or commissions in the PRC, or any court, tribunal or any other judicial or arbitral body in the PRC, or any body exercising, or entitled to exercise, any administrative, judicial, legislative, regulatory, or taxing authority or power of similar nature in the PRC; and “Approvals” means all approvals, consents, permits, licenses, concessions, waivers, sanctions, certificates, authorizations, filings, disclosures, registrations, exemptions, endorsements, annual inspections and qualifications required by any PRC Authorities pursuant to any PRC Laws.
In so acting, we have examined the originals or copies, certified or otherwise identified to our satisfaction, provided to us by the Company and such other documents, corporate records, certificates, Approvals and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion, including, without limitation, originals or copies of the Agreements and certificates issued by PRC Authorities and officers of the Company (“Documents”).
In examination of the Documents and for the purpose of giving this opinion, we have assumed without further inquiry:
(A)	the genuineness of all signatures, seals and chops, the authenticity of all documents submitted to us as originals, and the conformity with the originals of all documents submitted to us as copies and the authenticity of such originals;

(B)	the truthfulness, accuracy and completeness of all Documents, as well as all factual statements contained in such Documents;

(C)	that the Documents provided to us remain in full force and effect up to the date of this opinion and have not been revoked, amended, varied or supplemented except as otherwise indicated in such Documents;

(D)	that all information provided to us by the Company and the PRC Group Entities in response to our enquiries for the purpose of this opinion is true, accurate, complete and not misleading, and that the Company and PRC Group Entities have not withheld anything, if disclosed to us, would reasonably cause us to alter this opinion in whole or in part;

(E)	that all parties other than PRC Group Entities have the requisite power and authority to enter into, execute, deliver and perform the Documents to which they are parties;

(F)	that all parties other than the PRC Group Entities have duly authorized, executed, delivered, performed, and will duly perform their obligations under the Documents to which they are parties;

(G)	that all Approvals and other official statement or documentation are obtained from competent PRC Authorities by lawful means in due course; and

(H)	that all the Documents are legal, valid, binding and enforceable under all such laws as govern or relate to them other than PRC Laws.
Based on the foregoing and subject to the qualification in this opinion, we are of the opinion that:
1.	Each of the PRC Group Entities as listed in Section 1 of Schedule I (“WFOEs”) was duly incorporated and is validly existing as a wholly foreign owned enterprise with legal person status and limited liability under PRC Laws and its business license and articles of association are in full force and effect under, and in compliance with, PRC Laws in all material respects. All of the registered capital of each of the WFOEs has been fully paid, except for Chizhong Information Technology (Shanghai) Co., Ltd (“Chizhong”). Chizhong was established by Focus Media (China) Holding Limited on August 16, 2010. The approved registered capital of Chizhong is USD 10 million none of which has been paid in and the first installment of the capital contribution of USD 2 million (20% of the registered capital) shall be paid in by November 16, 2010 and the remaining shall be paid in by August 16, 2012, which schedule complies with relevant PRC Laws. The equity interests and relevant shareholders of each of the WFOEs are as shown in Section 1 of Schedule I. To the best of our knowledge after due inquiry, such equity interest is owned free and clear of any security interest, mortgage, pledge, lien, charge, claim, option or other third party right (collectively, “Encumbrances”).

2.	Each of the PRC Group Entities as listed in Section 2 of Schedule I (“Indirect PRC Subsidiaries”) was duly organized and is validly existing with legal person status and limited liability under PRC Laws and its business license and articles of association are in full force and effect under, and in compliance with, PRC Laws in all material respects. All of the registered capital of each of the Indirect PRC Subsidiaries has been fully paid. The equity interests and relevant shareholders of each of the Indirect PRC Subsidiaries are as shown in Section 2 of Schedule I. To the best of our knowledge after due inquiry, such equity interests owned by the relevant shareholders (other than those equity interests owned by such “Third Party Shareholder” as indicated in Section 2 of Schedule I) are free and clear of any Encumbrances other than the statutory minority shareholders’ right with respect to the interests held by the “Third Party Shareholder” indicated in Section 2 of Schedule I.

3.	Each of the PRC Group Entities as listed in Section 3 of Schedule I (“PRC Affiliates”) was duly organized and is validly existing with legal person status and limited liability under PRC Laws and its business license and articles of association are in full force and effect under, and in compliance with, PRC Laws in all material respects. All of the registered capital of each of the PRC Affiliates has been fully paid. The equity interests and relevant shareholders of each of the PRC Affiliates are as shown in Section 3 of Schedule I. To the best of our knowledge after due inquiry, such equity interests owned by the relevant shareholders (other than those equity interests owned by the “Third Party Shareholder” as indicated in Section 3 of Schedule I) are free and clear of any Encumbrances other than (i) the statutory minority shareholders’ rights with respect to the interests held by such “Third Party Shareholder” indicated in Section 3 of Schedule I and (ii) any third party rights resulting from, arising out of or in connection with the Agreements.

4.	Each of the PRC Group Entities as listed in Section 4 of Schedule I (“Dormant PRC Group Entities”) was duly organized and is validly existing with legal person status and limited liability under PRC Laws.

5.	Each of the WFOEs, Indirect PRC Subsidiaries and PRC Affiliates (collectively, “Active PRC Group Entities”) has full legal right, authority, power and all necessary Approvals to own, use, sell, lease, license and operate its assets and to conduct its business as described in the Amended 20-F/A as of the date of this opinion, except for such Approvals, the lack of which would not have a material adverse effect on the general affairs, management, shareholders’ equity, results of operations or position, financial or otherwise, of the Active PRC Group Entities. Each of the Active PRC Group Entities is in compliance with the provisions of such Approvals in all material respects.

6.	To the best of our knowledge after due inquiry, none of the Active PRC Group Entities is (A) in violation of any PRC Laws; (B) in violation of its business license, articles of association or Approvals; (C) in breach or default in the performance or observance of any of the terms or provisions of the Agreements, except for (i) such violation, breach or default under clauses (A), (B) and (C) which would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, shareholders’ equity, results of operations or position, financial or otherwise, of the Active PRC Group Entities. Focus Media (China) Information Technology Co., Ltd (“Focus Media Information”) failed to disclose the ultimate ownership in it by PRC resident shareholder to the competent local branch of the State Administration of Foreign Exchange (“SAFE”) while filing for its initial foreign exchange registration; and Focus Media Technology (Shanghai) Co., Ltd (“Focus Media Technology”) failed to so disclose to the SAFE while filing for its subsequent foreign exchange registration in relation to its capital increase. However, Focus Media Information and Focus Media Technology are in the process of applying for foreign exchange registration amendment with SAFE and the amendment applications have been submitted on November 2nd”, 2010.

7.	Each of the Active PRC Group Entities has full power, authority and legal right to enter into, execute, adopt, assume, issue, deliver and perform their respective obligations under each of the Agreements to which they are a party, and has authorized, executed and delivered each of the Agreements to which they are a party, and such obligations constitute valid, legal and binding obligations enforceable against each of them in accordance with the terms of each of the Agreements, except as described in the Amended 20-F/A.

8.	The execution, delivery and performance of each of the Agreements by the parties thereto, and the consummation of the transactions contemplated thereunder, will not (A) result in any violation of the business license, articles of association or Approvals of any of the Active PRC Group Entities; (B) result in any violation of or penalty under any PRC Laws, except for such violation, breach or default under clauses (B) which would not, individually or in the aggregate, have a material adverse effect on the general affairs, management, shareholders’ equity, results or operations or position, financial or otherwise, of the Active PRC Group Entities.

9.	No Approvals are required under any PRC Laws in connection with the Agreement or the performance of the terms thereof (except for the registration of the equity pledge created under the Equity Pledge Agreement (as defined in Schedule II) with the competent local branch of State Administration of Industry and Commerce (“SAIC”) and the approval and filing requirements under the Call Option Agreement

(as defined in Schedule II) as described therein), and no stamp duty or similar tax is required to be paid in connection with the Agreements (except for the applicable stamp duty for the Equity Pledge Agreement).

10.	None of the Active PRC Group Entities is entitled to any immunity from any legal proceedings or process or from enforcement, execution or attachment in respect of their obligations in the transactions contemplated under any of the Agreements.

11.	Except as described in Amended 20-F/A, to the best of our knowledge after due inquiry, there are no legal, arbitration or governmental proceedings pending, threatened or contemplated in the PRC by or against any of the Active PRC Group Entities, or to which the property of any of them may be subject, which we believe would be determined adversely against any of the Active PRC Group Entities and, if determined adversely against any of the Active PRC Group Entities, would individually or in the aggregate have a material adverse effect on the Active PRC Group Entities.

12.	The choice of PRC Laws as the governing law in any of the Agreements that by their terms are governed by PRC Laws is a valid choice of governing law and will be binding on the parties to the relevant Agreement.
This opinion is subject to the following qualifications.
(A)	our opinion, as it relates to the validity, liability and enforceability of the Agreements or any other agreements to, is subject to (i) any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights generally, (ii) possible judicial or administrative actions or any PRC Laws affecting creditors’ rights, (iii) certain equitable, legal or statutory principles affecting the enforceability of contractual rights generally under concepts of public interest, interests of the State, national security, reasonableness, good faith and fair dealing, and applicable statutes of limitation, (iv) any circumstance in connection with formulation, execution or implementation of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary at the conclusions thereof, and (v) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorneys fees and other costs, the waiver of immunity from jurisdiction of any court of from legal process.

(B)	Our opinion with respect to the Dormant PRC Group Entities is subject to the following qualifications.
(a)	The business license of Tianjin Saige Advertisement Planning Co., Ltd has expired on May 22, 2010 and we have been orally informed by the Company that it is planned to be dissolved by its shareholders.

(b)	We have not been provided with any documents evidencing the completion of the 2009 annual inspection by Shijiazhuang Focus Media Huihuang Business Advertisement Co., Ltd (“Shijiazhuang Huihuang”) and we have been provided with the shareholder resolution of Shijiazhuang Huihuang approving the liquidation of the company.

(c)	We have not been provided with the capital verification report of Hefei Tiandi

Advertisement Co., Ltd., a dormant entity with no operations.

(C)	Notwithstanding anything to the contrary herein, we express no opinion as to PRC Laws related to anti-trust, taxes or social insurances.

(D)	Our opinion is subject to the discretion of any competent PRC Authority in exercising its authority to change any PRC Laws or in the implementations or interpretations thereof in any form.

(E)	Our opinion relates only to the PRC Laws and we express no opinion as to any laws other than the PRC Laws.

(F)	Our opinion is issued by us based on and only based on the Documents provided by the Company to us, including oral communications with the Company in respect of such Documents.
PRC Laws as used in this opinion refers to PRC Laws currently in force as of the date of this opinion and there is no guarantee that any of such PRC Laws will not be changed, amended or revoked in the immediate future or in the longer term with or without retroactive effect.
This opinion is intended to be used in the context which is specifically referred to herein and each paragraph should be looked at as a whole and no part should be extracted and referred to independently.
We hereby consent to the use of this opinion in the filing hereof as an exhibit to the response letter to be submitted to the Securities and Exchange Commission on November 5th, 2010 (“Response Letter”) in connection with Query 18 thereunder. In giving such consent, we do not hereby admit that we fall within the category of the person whole consent is required under Section 7 of the Securities Act of 1933, as amended, or the regulations promulgated thereunder.
This opinion is delivered solely to the Company and solely for the purpose of and in connection with the Amended 20-F/A and the Response Letter filed to the Securities and Exchange Commission on the date of this opinion and may not be relied upon by any other person or for any other purpose without our prior written consent unless otherwise expressed herein.
Yours faithfully,

Global Law Office

Schedule I PRC Group Entities
Section 1 WFOE

Name of the Entity	Equity Holder and Equity Holding Percentage

Focus Media Technology (Shanghai) Co., Ltd. (“T1”)	Focus Media (China) Holding Limited 100%

Focus Media (China) Information Technology Co., Ltd (“T4”)	Focus Media (China) Holding Limited 100%

Shanghai Chuanzhi Huaguang Advertising Co., Ltd.	Hua Kuang Advertising Company Limited 100%

Beijing Chuanzhi Huaguang Advertising Co., Ltd.	Hua Kuang Advertising Company Limited 100%

Chizhong Information Technology (Shanghai) Co., Ltd	Focus Media (China) Holding Limited 100%

Section 2      Indirect PRC Subsidiaries

Name of the Entity	Equity interests owned by a WFOE or a subsidiary of a WFOE	Equity Interests owned by other third parties (“Third Party Shareholders”)
Shanghai New Focus Media Advertisement Co., Ltd. (“A3”)	T2 100%	N/A

Shanghai New Focus Media Advertising Agency Co., Ltd. (“A4”)	T2 100%	N/A

Focus Media Digital Information Technology (Shanghai) Co., Ltd. (“T2”)	T1 90% T4 10%	N/A

Shanghai Focus Media Defeng Advertisement Co., Ltd. (“A7”)	T2 100%	N/A

Tianjing Focus Tongsheng Advertising Co., Ltd.	T2 100%	N/A

Hebei Focus Media Advertising Co., Ltd.	T2 63%	Hebei Shenghuoshishang Advertisement Co., Ltd. 37%

Chongqing Geyang Focus Media Culture & Broadcasting Co., Ltd.	T2 100%	N/A

Haerbin Focus Media Advertisement Co., Ltd.	T2 100%	N/A

Jilin Focus Media Advertisement Co., Ltd.	T2 100%	N/A

Lanzhou Focus Media Advertisement Co., Ltd.	T2 100%	N/A

Hunchun Focus Media Advertising Co., Ltd.	T2 100%	N/A

Name of the Entity	Equity interests owned by a WFOE or a subsidiary of a WFOE	Equity Interests owned by other third parties (“Third Party Shareholders”)
Jilin Guanghua Advertising Co., Ltd.	T2 85%	Wang Feng 5% Chen Yu 5% Xiu Wudong 5%

Ningbo Jiangdonglongdi Culture and Media Co., Ltd.	T2 100%	N/A

Shanghai Focus Media Jinhshi Advertising Co., Ltd.	T2 100%	N/A

Shanghai Framedia Advertising Development Co., Ltd.	T2 100%	N/A

Shanghai New Structure Advertisement Co., Ltd.	T2 100%	N/A

Shanghai Chizhong Advertising Co., Ltd.	T2 100%	N/A

Shanghai Honghao Advertising Co., Ltd.	T2 100%	N/A

Shanghai Zhiyi Advertising Co., Ltd.	T2 100%	N/A

Shanghai Yuanchi Advertisement Co., Ltd.	T2 100%	N/A

[Shanghai Yuanchi Culture and Broadcasting Co., Ltd.	Shanghai Yuanchi Advertisement Co., Ltd. 100%	N/A

Shanghai Lizhu Advertisement Co., Ltd.	T2 100%	N/A

Shijiazhuang Framedia Zhonglian Advertisement Co., Ltd.	T2 100%	N/A

Jinan Framedia Advertisement Co., Ltd.	T2 100%	N/A

\

Name of the Entity	Equity interests owned by a WFOE or a subsidiary of a WFOE	Equity Interests owned by other third parties (“Third Party Shareholders”)
Zhengzhou Focus Media Framedia Advertisement Co., Ltd.	T2 100%	N/A

Liaoning Framedia Advertising Co., Ltd.	T2 100%	N/A

Shanghai Dahan Advertising Co., Ltd.	T2 100%	N/A

Shanghai Jingxuan Advertising Co., Ltd.	T2 100%	N/A

Shanghai Zhuosheng Advertising Co., Ltd.	T2 100%	N/A

Shanghai On-Target Advertisement Co., Ltd.	T2 100%	N/A

Changsha Framedia Advertising Co., Ltd.	T2 100%	N/A

Sichuan Framedia Advertising Co., Ltd.	T2 100%	N/A

Qingdao Target Advertising Co., Ltd.	T2 100%	N/A

Beijing Focus Media Wireless Co., Ltd.	T2 100%	N/A

Shanghai Ruili Advertising Co., Ltd.	Shanghai Chuanzhi Huaguang Advertising Co., Ltd. 100%	N/A

Shanghai Chuanzhi Advertising Co., Ltd.	Shanghai Chuanzhi Huaguang Advertising Co., Ltd. 100%	N/A

Name of the Entity	Equity interests owned by a WFOE or a subsidiary of a WFOE	Equity Interests owned by other third parties (“Third Party Shareholders”)
Shanghai Chuanrui Advertising Co., Ltd.	Shanghai Chuanzhi Huaguang Advertising Co., Ltd. 100%	N/A

Section 3 PRC Affiliates

Name of the Entity	Equity interests owned by individuals who signed Agreements with a PRC Group Entity in respect of such equity interests	Equity Interests owned by other third parties (“Third Party Shareholders”)
Shanghai Focus Media Advertisement	Jason Nanchun Jiang	N/A
Co., Ltd.	85%
Jimmy Wei Yu
(“A1”)	15%

Shanghai Focus Media Advertising	A1 90%	N/A
Agency Co., Ltd.	Jimmy Wei Yu
10%
(“A2”)

Shenyang Focus Media Advertising Co., Ltd.	A1 70% A2 30%	N/A

Hefei Fukesi Advertising Co., Ltd.	A1 90%	N/A
A2 10%

Nanjing Focus Media Advertising Co., Ltd.	A1 90%	Wang Biao10%

Xian Focus Media Advertising &	A1 70%	Zhang Junrong 30%
Information Company Ltd.

Zhejiang Ruihong Focus Media	A1 80%	N/A
Advertising Communications Co., Ltd.	A2 20%

Xiamen Focus Media Advertising Co.,	A1 90%	N/A
Ltd.	A2 10%

Changsha Focus Media Shiji	A1 90%	N/A
Advertisement Co., Ltd.	Jimmy Wei Yu
10%

Name of the Entity	Equity interests owned by individuals who signed Agreements with a PRC Group Entity in respect of such equity interests	Equity Interests owned by other third parties (“Third Party Shareholders”)
Qingdao Focus Media	A1 90%	N/A
Advertisement Co., Ltd.	Jimmy Wei Yu
10%

Wuhan Geshi Focus Media Advertising	A1 75%	N/A
Co., Ltd.	A2 25%

Sichuan Focus Media Advertising	A1 90%	N/A
Communications Co., Ltd.	A2 10%

Dalian Focus Media Advertising	A1 90%	N/A
Co., Ltd.	Jimmy Wei Yu
10%

Fuzhou Fukesi Advertising Co., Ltd.	A1 70%	Fuzhou Mingzheng
Culture and Media Co., Ltd.
30%
Jinan Focus Media Advertising Co., Ltd.	A1 80%	N/A
A2 20%

Dongguan Focus Media Advertisement &	A1 90%	N/A
Communications Co., Ltd.	A2 10%

Yunnan Focus Media Co., Ltd.	A1 89.5%	N/A
A2 10.5%

Zuhai Focus Media Culture &	A1 90%	N/A
Communication Co., Ltd.	Jimmy Wei Yu
10%

Shanghai Jiefang Focus Media	A1 60%	Shanghai Jiefang
Advertisement & Communications Co., Ltd.		Media Investment Co., Ltd. 15% Shanghai Yuxuan

Name of the Entity	Equity interests owned by individuals who signed Agreements with a PRC Group Entity in respect of such equity interests	Equity Interests owned by other third parties (“Third Party Shareholders”)
Enterprise Investment Co., Ltd.
25%

Zhengzhou Focus Media Advertisement & Communications Co., Ltd.	A1 84% A2 16%	N/A

Guizhou Focus Media Advertisement Co., Ltd.	A1 100%	N/A

Suzhou Focus Media Communication and Advertisement Co., Ltd.	A1 100%	N/A

Beijing Yangshi Sanwei Advertisement Co., Ltd.	A1 70%	Zhang Qingyong 20% Wang Yongmei 10%

Shanghai Zhenghao Advertising Co., Ltd.	A1 70%	Wang Yongmei 30%

Kunming Jingzhirui Advertising Co., Ltd.	A1 100%	N/A

Section 4 Dormant PRC Group Entities

Name of the Entity	Equity interests owned by the Company via an offshore company or another PRC Group Entity or by individuals who signed Agreements with a PRC Group Entity in respect of such equity interests	Equity Interests owned by other third parties (“Third Party Shareholders”)
New Focus Media Technology (Shanghai) Co., Ltd.	Focus Media (China) Holding Limited 100%	N/A

Shanghai Focus Media Baixin Advertising Co., Ltd.	T2 70%	Yu Qing 30%

Shanghai Focus Media Xiangkun Advertisement Co., Ltd.	T2 70%	Li Shanlong 20% Yu Qing 10%

Shanghai Fukesi Advertising Co., Ltd.	Shanghai On-Target Advertisement Co., Ltd. 100%	N/A

Shanghai Zonghengpinyu Advertisement Co., Ltd.	A1 90% A4 10%	N/A

Shanghai Qianjian Advertising Co., Ltd.	A1 90% Jimmy Wei Yu 10%	N/A

Shanghai Fengjing Advertisement & Communications Co., Ltd.	A1 95%	Shanghai Yafei Advertising Co., Ltd. 5%

Shanghai Shenghuotongdao Advertisement Co., Ltd.	A1 90% A2 10%	N/A

Shanghai Perfect Media Advertising Agency Co., Ltd.	A1 95% Jimmy Wei Yu 5%	N/A

Name of the Entity	Equity interests owned by the Company via an offshore company or another PRC Group Entity or by individuals who signed Agreements with a PRC Group Entity in respect of such equity interests	Equity Interests owned by other third parties (“Third Party Shareholders”)

Shanghai New Perfect Media Advertising Agency Co., Ltd.	Shanghai Perfect Media Advertising Agency Co., Ltd. 95%	Jimmy Wei Yu 5%

Guangzhou Feisha Advertisement Co., Ltd.	A1 90% A2 10%	N/A

Guangzhou Fuke Advertising Co., Ltd.	A1 100%	N/A

Haerbin Yifang Focus Media Advertisement Co., Ltd.	Shanghai Perfect Media Advertising Agency Co., Ltd. 90% Shanghai New Perfect Media Advertising Agency Co., Ltd. 10%	N/A

Shanghai Qianzhong Advertisement Co., Ltd.	A1 90% A2 10%	N/A

Ruizhong Caiping (Beijing) Advertisement Co., Ltd.	Shanghai Focus Media Defeng Advertisement Co., Ltd. 75%	Sanrui (Beijing) International Media Advertisement Co., Ltd. 25%

Guangzhou Zhongping Advertisement Co., Ltd.	A1 90% A2 10%	N/A

Shijiazhuang Focus Media Huihuang Business Advertisement Co., Ltd.	A1 63%	Hebei Shenghuoshishang Advertisement Co., Ltd. 37%

Name of the Entity	Equity interests owned by the Company via an offshore company or another PRC Group Entity or by individuals who signed Agreements with a PRC Group Entity in respect of such equity interests	Equity Interests owned by other third parties (“Third Party Shareholders”)
Hefei Tiandi Advertisement Co., Ltd.	A1 90% A2 10%	N/A

Shanghai Framedia Investment Consultation Co., Ltd	Infoachieve Limited 100%	N/A

Shanghai Yuanyuan Advertisement Co., Ltd.	A1 90% A2 10%	N/A

Tianjin Saige Advertisement Planing Co., Ltd.	A1 90% A2 10%	N/A

Taiyuan Framedia Juzhong Advertisement Co., Ltd	T2 100%	N/A

Shanghai Zhengyuan Advertisement Co., Ltd	T2 100%	N/A

Target Media Multi-Media Technology (Shanghai) Co., Ltd	Target Media Holdings Limited 100%	N/A

Shanghai Target Media Co., Ltd. (“B1”)	A1 90% A2 10%	N/A

Shenyang Target Media Ltd.	Bl 70% A1 30%	N/A

Name of the Entity	Equity interests owned by the Company via an offshore company or another PRC Group Entity or by individuals who signed Agreements with a PRC Group Entity in respect of such equity interests	Equity Interests owned by other third parties (“Third Party Shareholders”)
CGEN digital Technology (Shanghai) Co., Ltd	CGEN Media Technology Co., Ltd 100%	N/A

Beijing Jinglongtian Technology Co., Ltd	Appreciate Capital Limited 100%	N/A

Schedule II Agreements
1.	Call Option Agreement, dated as of March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd (“Call Option Agreement”)

2.	Shareholders’ Voting Rights Proxy Agreement, dated as of March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd (“Shareholders’ Voting Rights Proxy Agreement”);

3.	Equity Pledge Agreement, dated as of March 28, 2005, among Jason Nanchun Jiang, Jimmy Wei Yu, Shanghai Focus Media Advertisement Co., Ltd., Focus Media Technology (Shanghai) Co., Ltd., Focus Media Digital Information Technology (Shanghai) Co., Ltd. and certain subsidiaries of Shanghai Focus Media Advertisement Co., Ltd (“Equity Pledge Agreement”);

4.	Loan Agreement, dated as of March 28, 2005, among Jimmy Wei Yu, Focus Media Technology (Shanghai) Co., Ltd., and Shanghai Focus Media Advertisement Co., Ltd;

5.	Loan Agreement, dated as of March 28, 2005, between Jason Nanchun Jiang and Focus Media Technology (Shanghai) Co., Ltd;

6.	Acknowledgement Letter of Participation of the Equity Pledge Agreement, dated May 22, 2006, among Shanghai Focus Media Advertisement Co., Ltd, Jimmy Wei Yu, Shanghai Perfect Media Advertising Agency Co., Ltd, Focus Media Technology (Shanghai) Co., Ltd and Focus Media Digital Information Technology (Shanghai) Co., Ltd;

7.	Acknowledgement Letter of Participation of the Call Option Agreement, dated May 22, 2006, among Shanghai Focus Media Advertisement Co., Ltd, Jimmy Wei Yu, Shanghai Perfect Media Advertising Agency Co., Ltd and Focus Media Technology (Shanghai) Co., Ltd;

8.	Acknowledgement Letter of Participation of the Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, among Shanghai Focus Media Advertisement Co., Ltd, Jimmy Wei Yu, Shanghai Perfect Media Advertising Agency Co., Ltd and Focus Media Technology (Shanghai) Co., Ltd;

9.	Acknowledgement Letter of Participation of the Equity Pledge Agreement, dated May 22, 2006, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Jiefang Focus Media Advertisement & Communications Co., Ltd, Focus Media Technology (Shanghai) Co., Ltd and Focus Media Digital Information Technology (Shanghai) Co., Ltd;

10.	Acknowledgement Letter of Participation of the Call Option Agreement, dated May 22, 2006, among Shanghai Focus Media Advertisement Co., Ltd, Shanghai Jiefang Focus Media Advertisement & Communications Co., Ltd and Focus Media Technology (Shanghai) Co., Ltd;

11.	Acknowledgement Letter of Participation of the Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, among Shanghai Focus Media Advertisement Co., Ltd Shanghai Jiefang Focus Media Advertisement & Communications Co., Ltd and Focus Media Technology (Shanghai) Co., Ltd;

12.	Acknowledgement Letter of Participation of the Equity Pledge Agreement, dated May 22, 2006, among Shanghai Focus Media Advertisement Co., Ltd, Fuzhou Fukesi Advertising Co., Ltd, Focus Media Technology (Shanghai) Co., Ltd. and Focus Media Digital Information Technology (Shanghai) Co., Ltd;

13.	Acknowledgement Letter of Participation of the Call Option Agreement, dated May 22, 2006, among Shanghai Focus Media Advertisement Co., Ltd, Fuzhou Fukesi Advertising Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd;

14.	Acknowledgement Letter of Participation of the Shareholders’ Voting Rights Proxy Agreement, dated May 22, 2006, among Shanghai Focus Media Advertisement Co., Ltd, Fuzhou Fukesi Advertising Co., Ltd. and Focus Media Technology (Shanghai) Co., Ltd;